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                              March 9, 2022

       Yoann Delwarde
       Chief Executive Officer
       Embrace Change Acquisition Corp.
       5186 Carroll Canyon Rd
       San Diego, CA 92121

                                                        Re: Embrace Change
Acquisition Corp.
                                                            Amendment No. 4
Registration Statement on Form S-1
                                                            Filed on March 3,
2022
                                                            File No. 333-258221

       Dear Mr. Delwarde:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2022 letter.

       Form S-1/A filed March 3, 2022

       General

   1. We note your revised disclosure. Please revise the disclaimer where you address an entity or business "with its
principal or a majority of its business operations" to also include an entity or business
"based in" the PRC, including Hong Kong and Macau.
   2. Please revise to file the agreement with ARC Group Limited and revise where appropriate to disclose the
material terms.

              You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
       you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Jim Lopez at 202-551-3536 with any other
 Yoann Delwarde
Embrace Change Acquisition Corp.
March 9, 2022
Page 2

questions.



                                                Sincerely,
FirstName LastNameYoann Delwarde
                                                Division of Corporation Finance
Comapany NameEmbrace Change Acquisition Corp.
                                                Office of Real Estate &
Construction
March 9, 2022 Page 2
cc:       Giovanni Caruso
FirstName LastName